Filed by United States Steel LLC and USX Corporation
                         Pursuant to Rule 425 under the Securities Act of 1933
                                       And deemed filed pursuant to Rule 13e-4
                                        Of the Securities Exchange Act of 1934
                                              Subject Company: USX Corporation
                                                 Commission File No. 333-71454



                                REMINDER NOTICE

  This announcement is neither an offer to purchase nor a solicitation of an offer to sell any securities. The exchange offers are made solely by the Prospectus dated November 5, 2001 and the related Letters of Transmittal and
      Notices of Guaranteed Delivery and are being made to all holders of Outstanding Securities. The exchange offers are not being made to, nor will tenders be accepted from or on behalf of, holders of Outstanding Securities in any jurisdiction in which the making or accepting of the exchange offers would not be in compliance with the laws of such jurisdiction.

                                 $365,000,000

                            United States Steel LLC
                             to be converted into
                        United States Steel Corporation
                              Offers to Exchange
             10% Senior Quarterly Income Debt Securities due 2031
                 (SQUIDS(SM)) for the following Securities (the
                          "Outstanding Securities"):
        6.50% Cumulative Convertible Preferred Stock of USX Corporation
                            (Cusip No. 902905 819)
     6.75% Convertible Quarterly Income Preferred Securities (QUIPS(SM)) of
                  USX Capital Trust I (Cusip No. 90339 E201)
   8.75% Cumulative Monthly Income Preferred Shares (MIPS(R)), Series A, of
                    USX Capital LLC (Cusip No. P96460 103)

 Each of the Exchange Offers and Withdrawal Rights will expire at 5:00 p.m New York City Time, unless earlier terminated or extended, on December 7, 2001.
    All Outstanding Securities must be tendered on or prior to this date.

United States Steel LLC is offering to exchange, subject to the terms and conditions described in the Prospectus dated November 5, 2001 and the accompanying letters of transmittal, the following Outstanding Securities:

|X| $50 principal amount of its 10% Senior Quarterly Income Debt Securities due 2031 ("SQUIDS"), for each validly tendered and accepted share of 6.50% Cumulative Convertible Preferred Stock ("Preferred Stock") of USX Corporation (CUSIP 902905 819);

|X| $50 principal amount of SQUIDS, for each validly tendered and accepted
    6.75% Convertible Quarterly Income Preferred Security of USX Capital Trust I (CUSIP 90339 E201), plus a cash payment for accrued but unpaid distributions; and

|X| $25 principal amount of SQUIDS, for each validly tendered and accepted
    8.75% Cumulative Monthly Income Preferred Share, Series A, of USX Capital LLC (CUSIP P96460 103), plus a cash payment for accrued but unpaid dividends.

Holders of shares of 6.50% Preferred Stock tendered and accepted in the exchange offers will not be paid accrued dividends on the Exchange Date. Rather, all holders of 6.50% Preferred Stock as of December 3, 2001 will receive payment on December 31, 2001 in the amount of the full quarterly dividend payable on the 6.50% Preferred Stock for the fourth quarter.

                    Please Read the Important Instructions
                   Regarding the Soliciting Dealer Fee Below

In conjunction with the Offers. United States Steel is offering to pay to Soliciting Dealers a solicitation fee of 2% of the face amount of accepted Outstanding Securities solicited by such Soliciting Dealer. The full procedures for Soliciting Dealers to follow in order to ensure that they receive the Soliciting Dealer fee are set out in the Letter to Brokers and Dealers (broker letter.pdf, attached). As is more fully set out in this letter, DTC Participants who submit securities to be exchanged via DTC's Automated Tender Order Program ("ATOP") must send an e-mail to USS_Exchange@GS.com with certain specified information about the Soliciting Dealers on whose behalf they are submitting securities in order for Soliciting Dealers to receive their Soliciting Dealer Fee.

SQUIDS(SM) and QUIPS(SM) are service marks and MIPS(R) is a registered trademark of Goldman, Sachs & Co.

After the conclusion of the Offers, Goldman Sachs and the Exchange Agent will calculate the total Soliciting Dealer fee that is due to each Soliciting Dealer, based on the e-mails that the DTC Participants sends to the e-mail address above. The Soliciting Dealer fee will be distributed to each Soliciting Dealer via the DTC Participant which entered that Soliciting Dealer's securities into the ATOP system on its behalf. Once the Soliciting Dealer Fees have been calculated, the Exchange Agent will transfer funds to each DTC Participant that entered securities into the ATOP system in an amount equal to 2% of the aggregate face value of Securities accepted in the exchange offers that were submitted and not withdrawn by such DTC Participant on behalf of a Soliciting Dealer. At the same time, a report will be distributed to each DTC Participant with a breakdown of the names and number of Outstanding Securities submitted by each Soliciting Dealer on whose behalf the DTC Participant submitted securities to be exchanged. The DTC Participant will be responsible to credit or otherwise transfer to the account of each Soliciting Dealer on whose behalf it acted a fee equal to 2% of the aggregate face value of the Outstanding Securities accepted in the exchange offers that were submitted and not withdrawn by that Soliciting Dealer. Each DTC Participant must send a confirmation to Goldman Sachs at the e-mail address USS_Exchange@GS.com once it has transmitted the Soliciting Dealer fees owed to each Soliciting Dealer on whose behalf it acted.

Please note that this communication may not be copied, forwarded or distributed in any way to any other person, other than the attached electronic versions of the Letter to Brokers and Dealers.

If you have any further questions about this transaction or the procedures described in the prospectus, the Letter to Brokers and Dealers or in this communication, please address them to USS_Exchange@GS.com, and your query will be promptly replied to.

Holders of QUIPS and any of the other securities that are the subject of the exchange offers are advised to read the registration and tender offer statements because they contain important information. Such holders may obtain a free copy of the registration and tender offer statements, prospectus and other documents filed by USX Corporation and United States Steel LLC with the Securities and Exchange Commission, at the Securities and Exchange Commission's website at http://www.sec.gov/. Such holders may also obtain a free copy of the prospectus contained in the registration and tender offer statements from USX Corporation, Shareholder Services, 600 Grant Street, Room 611, Pittsburgh, PA 15219-2800. Phone (412) 433-4801, (866) 433-4801 (toll free), (412) 433-4818 (fax).

      The Dealer Manager for the Exchange           The Information Agent for the          The Exchange Agent for the Exchange
                Offers is:                            Exchange Offers is:                            Offers is:
                 Goldman, Sachs                     Mellon Investor Services LLC                   The Bank of New York
                   & Co.                             44 Wall Street - 7th Floor                      20 Broad Street
                85 Broad Street                       New York, New York 10005                 Corp. Trust Services Window
            New York, New York 10004                  Toll Free: (866) 293-6624                  New York, New York 10286
           Toll Free: (800) 828-3182                     Tel: (917) 320-6286                    Attn: Reorganization Unit
                                                                                            Fax (Eligible Institutions Only):
                                                                                          (914) 773-5015 or (914) 773-5025
                                                                                            To Confirm by Tel: (914) 773-5735



                            United States Steel LLC
                             to be converted into
                        United States Steel Corporation

                              Offers to Exchange
        10% Senior Quarterly Income Debt Securities (SQUIDS(SM)) due 2031 for the following securities (the "Outstanding Securities"):

        6.50% Cumulative Convertible Preferred Stock of USX Corporation
                            (CUSIP No. 902905 819)

       6.75% Convertible Quarterly Income Preferred Securities (QUIPS(SM)) of USX Capital Trust I (CUSIP No. 90339 E201)

     8.75% Cumulative Monthly Income Preferred Shares, Series A (MIPS(R)),
                  of USX Capital LLC (CUSIP No. P96460 103)


  EACH OF THE EXCHANGE OFFERS AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON DECEMBER 7, 2001, UNLESS EARLIER TERMINATED OR EXTENDED BY UNITED STATES STEEL LLC.

                                                      November 7, 2001

To Brokers, Dealers, Commercial Banks,
   Trust Companies and other Nominees:

     United States Steel LLC (the "Company"), which is currently a wholly owned subsidiary of USX Corporation, is offering to exchange:

     o $50 principal amount of its 10% Senior Income Debt Securities due 2031 ("SQUIDS"), for each validly tendered and accepted share of 6.50% Cumulative Convertible Preferred Stock of USX Corporation ("6.50% Preferred Stock");

     o $50 principal amount of SQUIDS, for each validly tendered and accepted 6.75% Convertible Quarterly Income Preferred Security of USX Capital Trust I ("6.75% QUIPS"), plus a cash payment for accrued but unpaid distributions; and

     o $25 principal amount of SQUIDS, for each validly tendered and accepted 8.75% Cumulative Monthly Income Preferred Share, Series A, of USX Capital LLC ("8.75% MIPS"), plus a cash payment for accrued but unpaid dividends.

     The exchange offers are made on the terms and are subject to the conditions set forth in the Company's prospectus dated November 5, 2001 (the "Prospectus"), and the accompanying Letters of Transmittal, including the minimum condition that at least $150 million principal amount of SQUIDS, in the aggregate, are issued in the exchange offers. The Company will accept up to a maximum face amount of (i) $77 million of 6.50% Preferred Stock, (ii) $127 million of 6.75% QUIPS and (iii) $161 million of 8.75% MIPS. The Company reserves the right to extend, amend or terminate the exchange offers.

SQUIDS(SM) and QUIPS(SM) are service marks and MIPS(R) is a registered trademark of Goldman, Sachs & Co.

     We are asking you to contact your clients for whom you hold Outstanding Securities. For your use and for forwarding to those clients, we are enclosing copies of the Prospectus, as well as a Letter of Transmittal and a Notice of Guaranteed Delivery for each of the series of Outstanding Securities.

     We are also enclosing a printed form of letter which you may send to your clients, with space provided for obtaining their instructions with regard to the exchange offers. We urge you to contact your clients as promptly as possible.

     The Prospectus and Letters of Transmittal provide for payment to Soliciting Dealers of a solicitation fee of 2% of the face amount of accepted Outstanding Securities solicited by such Soliciting Dealer. Please note that in order to receive a solicitation fee with respect to any Outstanding Securities, the Outstanding Securities must be tendered through DTC and the Soliciting Dealer MUST take the following steps:

     1. The Soliciting Dealer must request a DTC Participant to submit the Outstanding Securities to be exchanged via DTC's Automated Tender Offer Program ("ATOP").

     2. Each day that a DTC Participant receives any such orders for exchange, it must:

          a. aggregate the orders, by series of Outstanding Securities, for one separate submission to ATOP for each series of Outstanding Securities; and

          b. send one email to uss_exchange@gs.com for each ATOP submission it makes, which must include the following:

               i.   information from ATOP ticket fields:
                    1.   Target CUSIP Number,
                    2.   Description of Securities,
                    3.   Contra CUSIP Number,
                    4.   VOI number,
                    5.   Sequence Number,
                    6.   Quantity,
                    7.   DTC Participant's Name and Telephone Number, and
                    8.   Contact Person's Name and Telephone Number; and

               ii. information regarding each Soliciting Dealer on whose behalf the ATOP submission was made:
                    1.   the Soliciting Dealer's name,
                    2. the number of Outstanding Securities tendered by the Soliciting Dealer, and
                    3. a contact person's name, telephone number, and email address. (This person will be contacted to provide information on how to transfer applicable solicitation fees for Outstanding Securities tendered by that Soliciting Dealer.)

     3. In the event that a DTC Participant wishes to withdraw Outstanding Securities that have been submitted for exchange via ATOP, the DTC Participant must send an additional email, which sets forth the information required under 2(b) above, including the VOI number that was assigned to the original ATOP submission for exchange of the Outstanding Securities and indicating the amount withdrawn.

     Each day, emails forwarded by the DTC Participants will be compared and verified against a report that the Exchange Agent will prepare based on the Outstanding Securities exchanged via ATOP. Solicitation fees will be paid only upon reconciliation of these reports. In the event of a discrepancy with respect to reconciliation of the reports, Goldman, Sachs & Co., the DTC Participant and the Soliciting Dealer will jointly resolve the issue, although Goldman, Sachs & Co. reserves the right of final decision with respect to any such discrepancy. However, if the email noted above is not properly completed and forwarded by the DTC Participant, no fee will be paid to the Soliciting Dealer. Please email any questions regarding the procedures set forth above to uss_exchange@gs.com.

     In addition, please note that a Soliciting Dealer must first get approval from the beneficial owner of the Outstanding Securities tendered to have itself designated as the Soliciting Dealer for that tender. In order to receive a solicitation fee with respect to any tendered Outstanding Securities, the email or Letter of Transmittal, as the case may be, must relate to Outstanding Securities that have been validly tendered and not withdrawn.

     Mellon Investor Services LLC has been appointed Information Agent for the exchange offers. Any inquiries you may have with respect to the exchange offers should be addressed to the Information Agent or to us, the Dealer Managers, at the respective addresses and telephone numbers as set forth on the back cover of the Prospectus. Additional copies of the enclosed materials may be obtained from the Information Agent or from us.

                               Very truly yours,

                                                           GOLDMAN, SACHS & CO.

NOTHING CONTAINED HEREIN OR IN THE ENCLOSED DOCUMENTS SHALL CONSTITUTE YOU THE AGENT OF THE COMPANY, USX CORPORATION, THE DEALER MANAGERS, THE INFORMATION AGENT, THE EXCHANGE AGENT OR THE DEPOSITARY, OR AUTHORIZE YOU OR ANY OTHER PERSON TO USE ANY DOCUMENT OR MAKE ANY STATEMENT ON BEHALF OF ANY OF THEM IN CONNECTION WITH THE OFFER OTHER THAN THE DOCUMENTS ENCLOSED HEREWITH AND THE STATEMENTS CONTAINED THEREIN.